FARMER BROS. CO.

1912 Farmer Brothers Drive

Northlake, Texas 76262

December 13, 2017

VIA EDGAR AND FACSIMILE

H. Roger Schwall

Assistant Director

Office of Natural Resources

Securities and Exchange Commission

Mail Stop 4628

100 F Street, N.E.

Washington, D.C. 20549

Re:	Farmer Bros. Co. Registration Statement on Form S-3, File No. 333-221346

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Farmer Bros. Co. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated to, and that such Registration Statement be declared effective on, December 15, 2017, at 4:00 p.m., Washington, D.C. time, or as soon thereafter as practicable, unless we or our outside counsel, Latham & Watkins LLP, request by telephone that such Registration Statement be declared effective at some other time. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Bradley Helms at (213) 891-8640.

In connection with this request for acceleration of the effective date of the Registration Statement, the Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FARMER BROS. CO.

By:	/s/ David G. Robson
Name:	David G. Robson
Title:	Chief Financial Officer